AMERICAN SPECTRUM REALTY, INC.



                                                              September 11, 2001

Dear Unitholder:

     This past month, information was sent to you regarding the consolidation of your Nooney or Sierra fund's participation in a consolidation with American Spectrum Realty, Inc. As part of the proposed consolidation, you are encouraged to vote "YES" on the consent solicitation card. For your convenience, we have enclosed a duplicate copy of the card.

Your general partner believes that the consolidation will provide you with the following benefits:

o Liquidity. The consolidation may provide you with increased liquidity. The market for your partnership units that you own is very limited. American Spectrum shares will be listed on the American Stock Exchange, or another national securities exchange.

o Growth Potential. Unlike your fund, American Spectrum plans to make additional investments and obtain additional financing. As a result, American Spectrum provides the potential for increases in the value of your American Spectrum shares and increased distributions to you as an American Spectrum stockholder.

o Regular Risk Diversification. American Spectrum will own a larger number of properties and have a broader group of property types, tenants and geographic locations than your fund.

o Experienced Management Aligned with Shareholders' Interests. American Spectrum's senior management team has decades of real estate investment and management experience. Unlike the Funds, American Spectrum will not have an outside advisor and senior management and shareholders will share common goals with respect to their investment in American Spectrum.

     In evaluating the proposed consolidation, your general partners strongly encourage you to carefully review the consent solicitation statement and accompanying supplement which were previously sent to you. The proposed consolidation has risks and benefits which are described more fully in the consent solicitation statement and supplement. Although there are risks associated with the consolidation, your general partners believe that the consolidation is the best way to maximize the value of your investment.


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     In addition, attached to this letter is a supplement which describes some events occurring subsequent to the date of the consent solicitation statement.

     If you have any questions or need help on how to complete the enclosed consent form, please call MacKenzie Partners, Inc., the information agent for the consolidation, at (800) 322-2885.


                                             Sincerely,


                                             AMERICAN SPECTRUM REALTY, INC.

                       SUPPLEMENT DATED SEPTEMBER 11, 2001
                 TO PROSPECTUS/CONSENT SOLICITATION STATEMENT OF
                         AMERICAN SPECTRUM REALTY, INC.

     The following sets forth some additional events which have occurred subsequent to the date of the Prospectus/Consent Solicitation Statement dated August 8, 2001.

     An affiliate of CGS Real Estate Company, Inc. purchased 5,572 units in Sierra Pacific Development Fund - II from affiliates of Everest Trust for a purchase of $1,150,000 or $206.39 per unit. In connection with the purchase, Everest entered into a standstill agreement for a five- year period covering the Sierra and Nooney funds and American Spectrum following the closing of the Consolidation. CGS and its affiliates own 13,490 units or 15.6% of the outstanding units in Sierra Pacific Development Fund-II and intend to vote these units for the consolidation.

     On August 29, 2001, Goldman Sachs Mortgage company commenced a lawsuit in the United States District Court, Central District of California against CGS Real Estate Company, Inc. (CGS), seeking recovery of $4,668,387.20 as a result of its alleged breach of its guaranty of a mortgage loan made by plaintiff to McDonnell Associates, LLC. The loan is secured by a second mortgage on the Northwest Corporate Center and came due on the maturity date. The plaintiff has not taken any action to foreclose on this mortgage. American Spectrum will be responsible for the mortgage loan on closing of the consolidation, and that liability has been taken into account in determining the exchange value of the assets of CGS and its affiliates. American Spectrum believes that it will be able to obtain financing from another lender to repay this loan. As a result, American Spectrum does not expect that this lawsuit will have a material effect on its financial condition.